July 20, 2021

BY EDGAR

Mr. Benjamin Richie
Ms. Erin Jaskot

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Greenlane Holdings, Inc.
Registration Statement on Form S-3
Filed July 2, 2021
File No. 333-257654

Dear Mr. Richie and Ms. Jaskot:

This letter is submitted on behalf of Greenlane Holdings, Inc. (the “Company”), in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 20, 2021 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3, filed on July 2, 2021 (the “Registration Statement”).

For your convenience, the Staff’s numbered comment set forth in the Comment Letter has been reproduced in bold and italics herein with a response immediately following the comment.

1.	We note that the Form 8-K filed on July 29, 2020 does not appear to have been timely filed, given that it relates to an event that occurred on June 29, 2020. Accordingly, it does not appear that you meet the eligibility requirements set forth in General Instruction I.A.3(b) of Form S-3. Please explain to us why you believe you are eligible to file on Form S-3, or amend your registration statement on an appropriate form.

Response to Comment

The Company respectfully advisees the Staff that the Company meets the eligibility requirements set forth in General Instruction I.A.3(b) of Form S-3 as a result of the Company having timely filed all reports required to be filed for a period of at least twelve calendar months immediately preceding the filing of the Registration Statement. The Form 8-K filed on July 29, 2020 related to an event that occurred on June 29, 2020. As a result, the Company timely filed all reports required to be filed in accordance with General Instruction I.A.3(b) of Form S-3 for the period commencing on July 1, 2020 and ending on June 30, 2021, as calculated under the Commission’s Compliance and Disclosure Interpretations Question 115.06. Therefore, the Company was eligible to file the Registration Statement as of July 1, 2021.

* * * *

1095 BROKEN SOUND PKWY NW, SUITE 300, BOCA RATON, FL 33487      O: 561.443.0122      GNLN.COM

Mr. Benjamin Richie

Ms. Erin Jaskot

Division of Corporation Finance

July 20, 2021

The Company respectfully believes that the information contained herein is responsive to the Staff’s comment. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (561) 210-5150.

Sincerely,

/s/ Bill Mote
Bill Mote
Chief Financial Officer

cc:	Douglas Fischer
Greenlane Holdings, Inc.
Justin Salon
Morrison & Foerster LLP

1095 BROKEN SOUND PKWY NW, SUITE 300, BOCA RATON, FL 33487      O: 561.443.0122        GNLN.COM